Exhibit 1

For Immediate Release

Pointer Telocation Reports $16.75 Million in Revenue in Q1
2010 - 4.7% Growth Compared to Q1 2009

•	EBITDA of $2.75 million
•	Net debt balance of $20.1 million, down from $25.8 million at March 2009.

Rosh HaAyin, Israel May 25th, 2010 Pointer Telocation Ltd. (Nasdaq Capital Market: PNTR, Tel-Aviv Stock Exchange: PNTR) - a leading developer, manufacturer and operator of advanced command and control technologies and roadside assistance services for the automotive industry, announced today its financial results for the first quarter of 2010.

Financial Highlights:

Revenue: Pointer's revenue for the first quarter of 2010 was $16.75 million as compared to $16 million, for the comparable period in 2009. International activities constituted 21% of total revenues compared with 24% for the comparable period in 2009. Revenues from products were $4.8 million, consisting 29% of total revenues, as compared to $5.2 million for the first quarter of 2009. Revenues from services increased 10% to $11.9 million compared to $10.8 million for the first quarter of 2009 and constituted 71% of total revenue, compared to 67%, for the same period in 2009.

Gross Profit: For the first quarter of 2010, gross profit decreased 7% to $6.4 million from $6.9 million in the first quarter of 2009. As a percentage of revenues, gross profit was approximately 38% in the first quarter of 2010, as compared to 43% for the same period in 2009. Gross margin decreased mainly as a result of the increased contribution of services to total revenue.

Operating Income: Pointer reported operating income of $1.6 million for the first quarter of 2010, compared to an operating income of $1.8 million for the first quarter of 2009.

Net Income: Pointer recorded a net income attributable to Pointer’s shareholders for the first quarter of 2010 of $65 thousand, or $0.01 per share, as compared to net income of $3 thousand for the first quarter of 2009. Net income attributable to a non-controlling interest in the first quarter of 2010 was $0.5 million, as compared to $1.1 million in the first quarter of 2009. For first quarter of 2010, net income, before giving effect to the exclusion of those earnings relating to non-controlling interests in accordance with SFAS 160, was $0.5 million.

EBITDA:
Pointer's EBITDA decreased to $2.75 million in the first quarter of 2010, as compared to $3.14 million for the comparable period in 2009.

Net Liabilities to banks and others decreased by $5.7 million to $20.1 million as of March 31, 2010 compared to $25.8 million as of March 31, 2009.

Danny Stern, Pointer CEO, said: "Pointer's technology, know-how and strong market presence continue to draw an increased number of business partners from new countries and from various sectors – car dealers, fleet operators as well as insurance companies – who are motivated by the increased demand for high-quality technology and services. As in the past years, Pointer's financial strength, based on its strong EBITDA enables us to continue to invest more than 10% of our revenues from products in R&D, and expand our development of new markets, while at the same time continuing to service our debt.

Conference Call Information:
Pointer Telocation's management will host a conference call with the investment community to review and discuss the financial results:

Conference call will take place on 9:30 AM EST, 16:30 Israel time.

To listen to the call, please dial in to one of the following teleconferencing numbers. Please begin placing your call at least 5 minutes before the conference call commences.

From USA: +1-888-281-1167
From Israel: 03-918-0664

A replay will be available from May 26th, 2010 at the company website: www.pointer.com .

Reconciliation between results on a GAAP and Non-GAAP basis.
Reconciliation between results on a GAAP and Non-GAAP basis is provided in a table immediately following the Condensed Interim Consolidated Statements of Cash Flows. Pointer uses EBITDA as a non-GAAP financial performance measurement. EBITDA is calculated by adding back to net income financial expenses, taxes, depreciation and amortization including in respect of our non-cash impairment charge related to the fair market value of the business with certain customers from our acquisition of Cellocator. The purpose of such adjustments is to give an indication of our performance exclusive of non-GAAP charges that are considered by management to be outside of our core operating results.

EBITDA is provided to investors to complement results provided in accordance with GAAP, as management believes the measure helps illustrate underlying operating trends in the Company’s business and uses the measure to establish internal budgets and goals, manage the business and evaluate performance. We believe that these non-GAAP measures help investors to understand our current and future operating cash flow and performance, especially as our three most recent acquisitions have resulted in amortization and non-cash items that have had a material impact on our GAAP profits. EBITDA should not be considered in isolation or as a substitute for comparable measures calculated and should be read in conjunction with our consolidated financial statements prepared in accordance with GAAP. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies.

Forward Looking Statements
This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of the Company. The words “believe,” “expect,” "anticipate," “intend,” "seems," “plan,” "aim," “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of the Company with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in the markets in which the Company operates and in general economic and business conditions, loss or gain of key customers and unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this press release. Various risks and uncertainties may affect the Company and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time. The Company does not assume any obligation to update these forward-looking statements.

About Pointer Telocation:
Pointer Telocation is a leading provider of technology and services to the automotive and insurance industries, offering a set of services including Road Side Assistance, Stolen Vehicle Recovery and Fleet Management. Pointer has a growing client list with products installed in over 400,000 vehicles across the globe: the UK, Greece, Mexico, Argentina, Brazil, Russia, Croatia, Germany, Czech Republic, Latvia, Turkey, Hong Kong, Singapore, India, Costa Rica, Norway, Venezuela, Hungary, Israel and more. Cellocator, a Pointer Products Division, is a leading AVL (Automatic Vehicle Location) solutions provider for stolen vehicle retrieval, fleet management, car & driver safety, public safety, vehicle security and more. In 2004, Cellocator was selected as the official security and location equipment supplier for the Olympic Games in Athens. For more information: www.pointer.com.

Contact:
Zvi Fried, V.P. and Chief Financial Officer	Yael Nevat, Commitment-IR.com
Tel.; 972-3-572 3111	Tel: 972-9-741 8866
E-mail: zvif@pointer.com	E-mail: yael@commitment-IR.com

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	March 31,	December 31,
	2010	2009
	Unaudited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$2,715	$3,209
Trade receivables	13,278	11,619
Other accounts receivable and prepaid expenses	3,673	3,033
Inventories	2,642	2,219

Total current assets	22,308	20,080

LONG-TERM ASSETS:
Long-term accounts receivable	724	673
Severance pay fund	6,362	6,070
Property and equipment, net	10,084	9,401
Deferred income taxes	100	507
Other intangible assets, net	8,401	9,022
Goodwill	51,930	51,220

Total long-term assets	77,601	76,893

Total assets	$99,909	$96,973

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	March 31,	December 31,
	2010	2009
	Unaudited
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit and current maturities of long-term loans	$8,608	$9,146
Trade payables	9,319	8,639
Deferred revenues and customer advances	10,762	8,253
Other accounts payable and accrued expenses	7,414	6,248

Total current liabilities	36,103	32,286

LONG-TERM LIABILITIES:
Long-term loans from banks and others	14,174	15,456
Other long-term liabilities	773	621
Accrued severance pay	7,385	7,131

	22,332	23,208

SHAREHOLDERS' EQUITY:

Pointer Telocation Ltd. shareholders' equity	34,329	33,809

Non-controlling interest	7,145	7,670

Total shareholders' equity	41,474	41,479

Total liabilities and shareholders' equity	$99,909	$96,973

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Three months ended March 31,		Year ended December 31,
	2010	2009	2009
	Unaudited
Revenues:
Products	$4,810	$5,184	$20,038
Services	11,940	10,802	45,287

Total revenues	16,750	15,986	65,325

Cost of revenues:
Products	2,774	2,961	10,774
Services	7,293	5,858	26,645
Amortization of intangible assets	246	246	976

Total cost of revenues	10,313	9,065	38,395

Gross profit	6,437	6,921	26,930

Operating expenses:
Research and development	543	754	2,817
Selling and marketing	1,867	1,484	6,249
General and administrative	1,951	2,386	8,788
Amortization of intangible assets	452	524	1,942
Impairment of intangible asset	-	-	2,959

Total operating expenses	4,813	5,148	22,755

Operating income	1,624	1,773	4,175
Financial expenses, net	313	675	2,070
Other expenses, net	3	12	16

Income before taxes on income	1,308	1,086	2,089
Taxes on income	507	19	887

Income after taxes on income	801	1,067	1,202
Equity in losses of affiliate	264	-	677

Net income	537	1,067	525
Less - net income attributable to non-controlling interest	472	1,064	2,632

Net income (loss) attributable to Pointer Telocation Ltd. shareholders	$65	$3	$(2,107)

Earnings per share attributable to Pointer Telocation Ltd's shareholders:
Basic net earnings (loss) per share	$0.01	$0.00	$(0.44)

Diluted net earnings (loss) per share	$0.01	$0.00	$(0.47)

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Three months ended March 31,		Year ended December 31,
	2010	2009	2009
	Unaudited
Cash flows from operating activities:

Consolidated net income	$537	$1,067	$525
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation, amortization and impairment	1,394	1,381	8,252
Accrued interest and exchange rate changes of debenture and long-term loans	7	(25)	(85)
Accrued severance pay, net	(55)	(112)	(400)
Gain from sale of property and equipment, net	(39)	(75)	(377)
Equity in losses of affiliate	264	-	677
Amortization of stock-based compensation	48	144	367
Decrease (increase) in trade receivables, net	(1,477)	(942)	1,995
Increase in other accounts receivable and prepaid expenses	(625)	(727)	(308)
Decrease (increase) in inventories	(639)	321	128
Write-off of inventories	-	-	124
Deferred income taxes	478	-	773
Increase in long-term accounts receivable	(43)	(114)	(493)
Increase (decrease) in trade payables	825	(1,523)	(413)
Increase in other accounts payable and accrued expenses	2,458	1,792	461

Net cash provided by operating activities	3,133	1,187	11,226

Cash flows from investing activities:

Decrease in other accounts receivable	-	-	279
Purchase of property and equipment	(1,137)	(469)	(3,442)
Proceeds from sale of property and equipment	220	222	1,215
Investment in affiliate	(210)	-	(640)
Acquisition of subsidiary (a)	-	-	(38)

Net cash used in investing activities	(1,127)	(247)	(2,626)

Cash flows from financing activities:

Proceeds from issuance of shares	48	-	-
Repayment of long-term loans from banks	(1,636)	(1,424)	(6,027)
Repayment of long-term loans from others	(10)	(7)	(32)
Receipt of long-term loans from shareholders and others	-	48	-
Dividend paid to the non-controlling interest	-	-	(871)
Short-term bank credit, net	(451)	(947)	(983)

Net cash used in financing activities	(2,049)	(2,330)	(7,913)

Effect of exchange rate changes on cash and cash equivalents	(451)	21	(186)

Increase(decrease) in cash and cash equivalents	(494)	(1,369)	501
Cash and cash equivalents at the beginning of the period	3,209	2,708	2,708

Cash and cash equivalents at the end of the period	$2,715	$1,339	$3,209

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

		Three months ended March 31,		Year ended December 31,
		2010	2009	2009
		Unaudited
(a)	Acquisition of subsidiary:

	Fair value of assets acquired and liabilities assumed at date of acquisition:

	Working capital	-	-	$(112)
	Property and equipment	-	-	60
	Customer list	-	-	24
	Goodwill	-	-	456
	Accrued severance pay, net	-	-	(12)
	Non-controlling shareholders loan	-	-	(122)
	Non-controlling interest	-	-	(256)

		-	-	$38

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

Reconciliation of GAAP net income to EBITDA

Reconciliation of GAAP to NON-GAAP Operating Results

To supplement the consolidated financial statements presented in accordance with generally accepted accounting principles ("GAAP"), the Company uses EBITDA as a non-GAAP financial performance measurement. EBITDA is calculated by adding back to net income financial expenses, taxes, depreciation, amortization. EBITDA is provided to investors to complement results provided in accordance with GAAP, as management believes the measure helps illustrate underlying operating trends in the Company's business and uses the measure to establish internal budgets and goals, manage the business and evaluate performance. EBITDA should not be considered in isolation or as a substitute for comparable measures calculated and presented in accordance with GAAP.  Reconciliation the GAAP to non-GAAP operating results:

CONDENSED EBITDA

US dollars in thousands

	Three months ended March 31,		Year ended December 31,
	2010	2009	2009
	Unaudited

Net income (loss) as reported:	$537	$1,067	$525
Financial expenses, net	313	675	2,070
Tax on income	507	19	887
Depreciation and amortization	1,395	1,379	8,254

Non-GAAP EBITDA	$2,752	$3,140	$11,736